Exhibit 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) is dated August 7, 2013 and should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).

The unaudited consolidated financial statements and comparative information for the period ended June 30, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

STRUCTURE OF THE BUSINESS

The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.

Non-GAAP Financial Measures

Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share – diluted”, “operating income”, “operating income per share”, “operating income per share – diluted”, “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share – diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended June 30			Six months ended June 30
($000s)	2013	2012	% Change	2013	2012	% Change
Cash flow from operating activities	463,194	417,518	11	922,433	718,365	28
Changes in non-cash working capital	38,010	(37,495)	(201)	27,556	54,450	(49)
Transaction costs	1,935	4,505	(57)	5,349	7,432	(28)
Decommissioning expenditures	1,281	1,790	(28)	5,025	6,980	(28)
Funds flow from operations	504,420	386,318	31	960,363	787,227	22

Operating income is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on marketable securities and long-term investments. Operating income per share and operating income per share – diluted are calculated as operating income divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes operating income to present a measure of financial performance that is more comparable between periods. Operating income as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to operating income:

	Three months ended June 30			Six months ended June 30
($000s)	2013	2012	% Change	2013	2012	% Change
Net income	72,332	287,430	(75)	70,720	283,542	(75)
Amortization of E&E undeveloped land	69,568	60,191	16	139,035	116,822	19
Unrealized derivative (gains) losses	(43,699)	(369,360)	(88)	34,476	(279,917)	(112)
Unrealized foreign exchange loss on translation of US dollar senior guaranteed notes	34,667	18,422	88	48,903	10,878	350
Unrealized loss on long-term investments	12,545	70,616	(82)	8,909	74,308	(88)
Deferred tax relating to adjustments	(15,105)	67,710	(122)	(57,390)	28,579	(301)
Operating income	130,308	135,009	(3)	244,653	234,212	4

CRESCENT POINT ENERGY CORP.	1

Net debt is calculated as current liabilities plus long-term debt less current assets and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($000s)	June 30, 2013	December 31, 2012	% Change
Long-term debt	1,648,799	1,474,589	12
Current liabilities	705,090	698,420	1
Current assets	(350,234)	(329,711)	6
Long-term investments	(75,997)	(84,906)	(10)
Excludes:
Derivative asset	5,911	19,457	(70)
Derivative liability	(57,150)	(15,349)	272
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(51,079)	(2,176)	2,247
Net debt	1,825,340	1,760,324	4

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.

Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company’s capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.

CRESCENT POINT ENERGY CORP.	2

Results of Operations

Production

	Three months ended June 30		Six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Crude oil and NGL (bbls/d)	106,609	88,798	20	106,564	85,675	24
Natural gas (mcf/d)	67,142	49,046	37	67,004	47,721	40
Total (boe/d)	117,799	96,972	21	117,731	93,629	26
Crude oil and NGL (%)	91	92	(1)	91	92	(1)
Natural gas (%)	9	8	1	9	8	1
Total (%)	100	100	-	100	100	-

Production increased by 21 percent and 26 percent in the three and six months ended June 30, 2013, respectively, compared to the same periods in 2012, primarily due to acquisitions completed in 2012, including the acquisition of Ute Energy Upstream Holdings LLC (“Ute”) on November 29, 2012 which added approximately 7,800 boe/d of production, and the Company’s successful drilling and fracture stimulation programs, partially offset by natural declines.

In the three and six months ended June 30, 2013, the Company drilled 84 (56.8 net) wells and 312 (222.1 net) wells, respectively, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan and the Uinta Basin resource play in northeast Utah.

The Company’s weighting to oil and NGL’s in the three and six month periods ending June 30, 2013 at 91 percent remained consistent with the 2012 comparative periods.

Marketing and Prices

Average Selling Prices (1)	Three months ended June 30			Six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Crude oil and NGL ($/bbl)	84.65	78.42	8	82.51	82.72	-
Natural gas ($/mcf)	3.93	2.06	91	3.75	2.25	67
Total ($/boe)	78.85	72.85	8	76.82	76.84	-

(1)	The average selling prices reported are before realized derivatives and transportation charges.

	Three months ended June 30			Six months ended June 30
Benchmark Pricing	2013	2012	% Change	2013	2012	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	94.23	93.51	1	94.28	98.23	(4)
WTI crude oil (Cdn$/bbl)	96.15	94.45	2	95.23	98.23	(3)
LSB crude oil (Cdn$/bbl)	91.19	82.08	11	88.25	85.85	3
LSB oil differential (%)	5	13	(8)	7	13	(6)
WCS crude oil (Cdn$/bbl)	76.59	71.50	7	69.49	76.05	(9)
WCS oil differential (%)	20	24	(4)	27	23	4
Natural Gas Prices
AECO natural gas (1) (Cdn$/mcf)	3.53	1.90	86	3.37	2.02	67
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.98	0.99	(1)	0.99	1.00	(1)

 (1)           The AECO natural gas price reported is the average daily spot price.

In the second quarter of 2013, the Company’s average selling price for oil increased 8 percent from the same period in 2012 primarily as a result of a narrower corporate oil price differential, a 1 percent increase in the US$ WTI benchmark price and a slightly weaker Canadian dollar. Crescent Point’s oil differential for the second quarter of 2013 was $11.50 per bbl, or 12 percent, compared to $16.03 per bbl, or 17 percent in the second quarter of 2012.

The Company’s corporate oil differential in the three months ending June 30, 2013 was impacted by a narrowing of light, medium and heavy oil differentials and the addition of Uinta Basin production from the acquisition of Ute. In the second quarter of 2013, the Cdn$ WTI – LSB differential narrowed significantly to 5 percent from 13 percent in the same period of 2012 and the Cdn$ WTI – WCS differential narrowed to 20 percent from 24 percent in the same period of 2012. The Company’s Uinta Basin production realized an average oil differential of $17.01 per bbl, or 18 percent, in the three month period ending June 30, 2013.

In the six months ending June 30, 2013, the Company’s average selling price for oil was largely unchanged from the same period in 2012 primarily as a result of the 4 percent decrease in the US$ WTI benchmark price being offset by a narrower corporate oil price differential and a slightly weaker Canadian dollar.

CRESCENT POINT ENERGY CORP.	3

The Company’s oil differential in the six months ending June 30, 2013 was $12.72 per bbl, or 13 percent, compared to $15.51 per bbl, or 16 percent, in the same period of 2012. The Company’s corporate oil differential was impacted by a significant narrowing of light oil differentials, partially offset by a widening of medium and heavy oil differentials. In the six month period ending June 30, 2013, the Cdn$ WTI – LSB differential narrowed significantly to 7 percent from 13 percent in the same period of 2012 and the Cdn$ WTI – WCS differential widened to 27 percent from 23 percent in the same period of 2012. The Company’s Uinta Basin production realized an average oil differential of $15.33 per bbl, or 16 percent, in the six month period ending June 30, 2013.

The Company’s exposure to medium and heavy oil differentials increased in 2013 due to the Company’s growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices.  In addition, the Company now has exposure to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin from the acquisition of Ute.

Price differentials are expected to remain volatile in 2013. To partially mitigate these price risks, Crescent Point continues to deliver crude oil through its Saskatchewan and Alberta rail terminals, providing access to markets outside of the PADD II region. In addition, the Company’s crude oil production in Utah is primarily sold into the Salt Lake City market which tends to have a more stable pricing environment.

The Company’s average selling price for gas in the second quarter of 2013 increased 91 percent from $2.06 per mcf in the second quarter of 2012 to $3.93 per mcf in the second quarter of 2013, corresponding approximately to the increase in AECO benchmark prices. The Company’s average selling price for gas of $3.75 per mcf for the six month period ending June 30, 2013 increased 67 percent from the same 2012 period, corresponding to the increase in AECO benchmark prices.

Derivatives

The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

	Three months ended June 30			Six months ended June 30
($000, except volume amounts)	2013	2012	% Change	2013	2012	% Change
Average crude oil volumes hedged (bbls/d) (1)	47,130	40,286	17	46,109	38,974	18
Crude oil realized derivative loss (1)	(8,641)	(10,470)	(17)	(13,966)	(38,417)	(64)
per bbl	(0.89)	(1.30)	(32)	(0.72)	(2.46)	(71)
Average natural gas volumes hedged (GJ/d) (2)	14,341	9,000	59	11,685	9,000	30
Natural gas realized derivative gain	124	3,514	(96)	1,010	6,497	(84)
per mcf	0.02	0.79	(97)	0.08	0.75	(89)
Average barrels of oil equivalent hedged (boe/d) (1)	49,396	41,708	18	47,956	40,396	19
Total realized derivative loss	(8,517)	(6,956)	22	(12,956)	(31,920)	(59)
per boe	(0.79)	(0.79)	-	(0.61)	(1.87)	(67)

(1)
In the three and six months ended June 30, 2013, the crude oil realized derivative loss includes the realized derivative gains (losses) on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.

Management of cash flow variability is an integral component of Crescent Point’s business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company’s strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.

The Company’s crude oil and natural gas derivatives are referenced to WTI and AECO, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point’s risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent net of royalty interest production.

With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point has expanded its risk management programs to include the hedging of these differentials. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point’s risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.

The Company recorded a total realized derivative loss of $8.5 million and $13.0 million for the three and six months ended June 30, 2013, respectively, compared to $7.0 million and $31.9 million, respectively, for the same periods in 2012.

The Company’s realized derivative loss for oil was $8.6 million and $14.0 million for the three and six months ended June 30, 2013, respectively, compared to $10.5 million and $38.4 million, respectively, for the same periods in 2012. The decreased realized loss in the three months ending June 30, 2013 is largely attributable to an increase in the Company’s average derivative price, partially offset by the increase in oil volumes hedged as a result of increased production and an increase in the Cdn$ WTI benchmark price. During the three months ended June 30, 2013, the Company’s average derivative oil price increased by 3 percent or $2.55 per bbl, from $91.59 per bbl in 2012 to $94.14 per bbl in 2013. The decreased realized loss in the six months ending June 30, 2013 is largely attributable to a decrease in the Cdn$ WTI benchmark price and an increase in the Company’s average derivative price, partially offset by the increase in oil volumes hedged as a result of increased production. During the six months ended June 30, 2013, the Company’s average derivative oil price increased by 1 percent or $0.75 per bbl, from $92.81 per bbl in 2012 to $93.56 per bbl in 2013.

CRESCENT POINT ENERGY CORP.	4

Crescent Point’s realized derivative gain for gas was $0.1 million and $1.0 million for the three and six months ended June 30, 2013, respectively, compared to $3.5 million and $6.5 million, respectively, for the same periods in 2012. The decreased realized gain in the three months ended June 30, 2013 is largely attributable to the decrease in the Company’s average derivative gas price, the increase in the AECO benchmark price and the increase in gas volumes hedged. During the three months ended June 30, 2013, the Company’s average derivative gas price decreased from $6.09 per GJ in 2012 to $3.44 per GJ in 2013, the AECO benchmark price increased by 86 percent and gas volumes hedged increased by 59 percent. The decreased realized gain in the six months ended June 30, 2013 is largely attributable to the decrease in the Company’s average derivative gas price, the increase in the AECO benchmark price and the increase in gas volumes hedged. During the six months ended June 30, 2013, the Company’s average derivative gas price decreased from $5.88 per GJ in 2012 to $3.67 per GJ in 2013, the AECO benchmark price increased by 67 percent and gas volumes hedged increased by 30 percent.

The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has fair valued its derivatives.

The following is a summary of the Company’s unrealized derivative gain (loss):

	Three months ended June 30				Six months ended June 30
($000s)	2013	2012	% Change	2013	2012	% Change
Crude oil	8,017	361,684	(98)	(74,062)	268,960	(128)
Natural gas	3,953	(4,269)	(193)	1,821	(4,995)	(136)
Interest	1,868	1,538	21	810	5,526	(85)
Power	201	(164)	(223)	271	(756)	(136)
Cross currency interest rate	28,596	10,003	186	35,732	10,699	234
Cross currency principal	784	(103)	(861)	598	(103)	(681)
Foreign exchange	280	671	(58)	354	586	(40)
Total unrealized derivative gain (loss)	43,699	369,360	(88)	(34,476)	279,917	(112)

The Company recognized a total unrealized derivative gain of $43.7 million in the three months ended June 30, 2013 compared to $369.4 million for the same period in 2012, primarily due to an $8.0 million unrealized gain on crude oil contracts in the second quarter of 2013 compared to a $361.7 million unrealized gain in the second quarter of 2012. The unrealized oil derivative gain for the three months ended June 30, 2013 is primarily attributable to the maturity of out of the money contract months. The unrealized oil derivative gain for the three months ended June 30, 2012 is primarily attributable to the significant decrease in the Cdn$ WTI forward benchmark price at June 30, 2012 as compared to March 31, 2012.

In the three months ended June 30, 2013, the Company recorded a $28.6 million unrealized gain on Cross Currency Interest Rate Swaps (“CCIRS”) compared to a $10.0 million unrealized gain in the three months ended June 30, 2012. The unrealized CCIRS derivative gain for the three months ended June 30, 2013 was primarily the result of the overall weaker forward Canadian dollar at June 30, 2013 as compared to March 31, 2013 and the maturity of out of the money contract months.

The total unrealized derivative gain in the three months ended June 30, 2013 was also partially attributable to a $4.0 million gain on natural gas contracts primarily due to the decrease in the AECO forward benchmark price at June 30, 2013 as compared to March 31, 2013. The Company recorded an unrealized loss of $4.3 million in the three months ended June 30, 2012 due to an increase in the AECO forward benchmark price at June 30, 2012 as compared to March 31, 2012.

During the six months ended June 30, 2013, the Company recognized a total unrealized derivative loss of $34.5 million compared to a total unrealized derivative gain of $279.9 million for the same period of 2012, primarily due to a $74.1 million unrealized loss on crude oil contracts in the six months ended June 30, 2013 compared to a $269.0 million unrealized gain for the same period of 2012. The unrealized oil derivative loss for the six months ended June 30, 2013 is primarily attributable to the increase in the near-term Cdn$ WTI forward benchmark price at June 30, 2013 as compared to December 31, 2012, partially offset by the decrease in the long-term Cdn$ WTI forward benchmark price at June 30, 2013 as compared to December 31, 2012. The unrealized oil derivative gain for the six months ended June 30, 2012 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at June 30, 2012 as compared to December 31, 2011.

The total unrealized derivative loss in the six months ended June 30, 2013 was partially offset by a $35.7 million unrealized gain on CCIRS compared to a $10.7 million gain in the same period of 2012. The unrealized CCIRS derivative gain for the six months ended June 30, 2013 was primarily the result of the weaker forward Canadian dollar at June 30, 2013 as compared to December 31, 2012. The unrealized CCIRS derivative gain for the six months ended June 30, 2012 was primarily the result of a weaker forward Canadian dollar at June 30, 2012 as compared to December 31, 2011.

CRESCENT POINT ENERGY CORP.	5

Revenues

	Three months ended June 30			Six months ended June 30
($000s) (1)	2013	2012	% Change	2013	2012	% Change
Crude oil and NGL sales	821,255	633,676	30	1,591,494	1,289,877	23
Natural gas sales	24,015	9,181	162	45,488	19,541	133
Total oil and gas sales	845,270	642,857	31	1,636,982	1,309,418	25

 (1)       Revenue is reported before transportation charges and realized derivatives.

Crude oil and NGL sales increased 30 percent in the three months ended June 30, 2013, from $633.7 million in the second quarter of 2012 to $821.3 million in the second quarter of 2013 primarily due to the 20 percent increase in production and 8 percent increase in realized prices. The increased production in the second quarter of 2013 is primarily due to acquisitions completed in 2012 and the Company’s successful drilling and fracture stimulation programs. The increase in realized prices is largely a result of a narrower corporate oil price differential and the 2 percent increase in the Cdn$ WTI benchmark price as compared to the second quarter of 2012.

Crude oil and NGL sales increased 23 percent in the six months ended June 30, 2013, from $1.3 billion in 2012 to $1.6 billion in 2013 primarily due to the 24 percent increase in production. The increase in production in the first half of 2013 is primarily due to acquisitions completed in 2012 and the Company’s successful drilling and fracture stimulation programs. The Company’s realized oil price for the six months ended June 30, 2013 was consistent with the comparable 2012 period.

Natural gas sales increased 162 percent and 133 percent in the three and six months ended June 30, 2013, respectively, compared to the same 2012 periods. These increases are primarily due to the 91 percent and 67 percent increases in realized natural gas prices and the 37 percent and 40 percent increases in natural gas production in the three and six months ending June 30, 2013, respectively. The increases in the realized natural gas prices are largely due to the increases in the AECO benchmark price. The increased natural gas production in 2013 is primarily due to 2012 acquisitions and successful drilling in Viewfield, partially offset by natural declines.

Royalties

	Three months ended June 30			Six months ended June 30
($000, except % and per boe amounts)	2013	2012	% Change	2013	2012	% Change
Royalties	140,925	101,626	39	289,912	215,064	35
As a % of oil and gas sales	17	16	1	18	16	2
Per boe	13.15	11.52	14	13.60	12.62	8

Royalties increased 39 percent and 35 percent in the three and six months ended June 30, 2013, respectively, compared to the same periods in 2012. These increases are largely due to the 31 percent and 25 percent increases in oil and gas sales in the three and six months ended June 30, 2013, respectively, and the 1 percent and 2 percent increase in royalties as a percentage of sales in the three and six months ended June 30, 2013, respectively.

Royalties as a percentage of sales increased primarily due to growing revenues in the United States, with higher associated royalty burdens, partially offset by royalty holidays for new wells drilled in Saskatchewan. In the three and six months ended June 30, 2013, oil and gas sales in the United States accounted for 13 percent and 12 percent, respectively, of the Company’s total oil and gas sales compared to 2 percent in each of the comparable 2012 periods. In the three and six months ended June 30, 2013, 27.5 and 139.6 net wells, respectively, were drilled in Saskatchewan of the 56.8 and 222.1 total net wells, respectively, drilled by the Company.

Operating Expenses

	Three months ended June 30			Six months ended June 30
($000, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Operating expenses	129,014	98,101	32	256,845	184,454	39
Per boe	12.04	11.12	8	12.05	10.82	11

Operating expenses per boe increased 8 percent and 11 percent in the three and six months ended June 30, 2013, respectively, compared to the same periods in 2012. These increases are primarily the result of the Company’s 2012 acquisitions and the subsequent production growth in Alberta, southwest Saskatchewan and Uinta Basin having higher associated operating costs, combined with an increase in fuel costs across the Company’s asset base.

Operating expenses increased 32 percent and 39 percent in the three and six months ended June 30, 2013, respectively, compared to the same periods in 2012 primarily as a result of the acquisitions completed in 2012, the growth in the Company’s production from the successful execution of the drilling and development program and the increase in per boe operating costs as noted above for the three and six months ended June 30, 2013.

CRESCENT POINT ENERGY CORP.	6

Transportation Expenses

	Three months ended June 30			Six months ended June 30
($000, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Transportation expenses	24,303	18,604	31	45,761	34,110	34
Per boe	2.27	2.11	8	2.15	2.00	8

Transportation expenses per boe increased 8 percent in both the three and six month periods ending June 30, 2013 compared to the same periods in 2012. These increases are primarily due to increased clean oil trucking costs as a result of regional pipeline issues in southwest Saskatchewan. For approximately one month during the second quarter of 2013, the regional pipeline transporting much of the Company’s southwest Saskatchewan production was shut-in by the operator due to flooding conditions downstream of the Company’s production. The Company diverted most of the impacted crude oil production to the Dollard rail facility, storage facilities and alternative truck markets.

Netbacks

	Three months ended June 30
	2013			2012
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	84.65	3.93	78.85	72.85	8
Royalties	(14.32)	(0.33)	(13.15)	(11.52)	14
Operating expenses	(12.84)	(0.73)	(12.04)	(11.12)	8
Transportation expenses	(2.23)	(0.43)	(2.27)	(2.11)	8
Netback prior to realized derivatives	55.26	2.44	51.39	48.10	7
Realized gain (loss) on derivatives	(0.89)	0.02	(0.79)	(0.79)	-
Netback	54.37	2.46	50.60	47.31	7

	Six months ended June 30
	2013			2012
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	82.51	3.75	76.82	76.84	-
Royalties	(14.82)	(0.34)	(13.60)	(12.62)	8
Operating expenses	(12.81)	(0.80)	(12.05)	(10.82)	11
Transportation expenses	(2.16)	(0.34)	(2.15)	(2.00)	8
Netback prior to realized derivatives	52.72	2.27	49.02	51.40	(5)
Realized gain (loss) on derivatives	(0.72)	0.08	(0.61)	(1.87)	(67)
Netback	52.00	2.35	48.41	49.53	(2)

The Company’s netback for the three months ended June 30, 2013 increased 7 percent to $50.60 per boe from $47.31 per boe in 2012. The increase in the Company’s netback is primarily the result of the increase in average selling price largely due to a narrower corporate oil differential, partially offset by the increase in royalties and operating and transportation expenses.

The Company’s netback for the six months ended June 30, 2013 decreased 2 percent to $48.41 per boe from $49.53 per boe in 2012. The decrease in the Company’s netback is primarily the result of the increase in operating and transportation expenses and royalties, partially offset by the decrease in realized derivative loss.

General and Administrative Expenses

Three months ended June 30				Six months ended June 30
($000, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
General and administrative costs	23,868	20,553	16	46,017	36,103	27
Capitalized	(4,637)	(3,435)	35	(9,416)	(7,202)	31
Total general and administrative expenses	19,231	17,118	12	36,601	28,901	27
Transaction costs	(1,935)	(4,505)	(57)	(5,349)	(7,432)	(28)
General and administrative expenses	17,296	12,613	37	31,252	21,469	46
Per boe	1.61	1.43	13	1.47	1.26	17

CRESCENT POINT ENERGY CORP.	7

General and administrative expenses per boe increased 13 percent and 17 percent in the three and six month periods ended June 30, 2013, respectively, compared to the same periods in 2012 as a result of increases in information technology costs and decreased overhead recoveries recorded, largely as a result of the Company’s 2012 acquisitions having lower associated overhead recoveries.

General and administrative expenses increased 37 percent and 46 percent in the three and six month periods ended June 30, 2013, respectively, compared to the same periods in 2012. These increases are primarily due to increased employee-related costs as a result of the growth of the Company, including the expansion of operations in the United States, and the increase in per boe general and administrative expenses as noted above.

Transactions costs incurred in the six months ending June 30, 2013 relate primarily to the acquisition and integration of Ute.

Interest Expense

	Three months ended June 30			Six months ended June 30
($000, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Interest expense	19,803	18,463	7	38,576	34,326	12
Per boe	1.85	2.09	(11)	1.81	2.01	(10)

Interest expense per boe decreased 11 percent and 10 percent in the three and six month periods ended June 30, 2013, respectively, compared to the same periods in 2012, reflecting the successful production growth of the Company. Interest expense per boe for the three months ended June 30, 2013 was also impacted by a slight increase in the Company’s effective interest rate as a result of the Company issuing long-term senior guaranteed notes at fixed interest rates.

Interest expense increased 7 percent and 12 percent in the three and six month periods ended June 30, 2013, respectively, compared to the same periods in 2012. The increase in the three months ended June 30, 2013 is largely attributable to the increase in the Company’s effective interest rate and a higher average debt balance. The increased effective interest rate is a result of the Company issuing long-term senior guaranteed notes at fixed interest rates and the higher average debt balance is consistent with the Company’s growth from successful execution of the drilling and development program and acquisition strategy. The increase in the six months ended June 30, 2013 is largely attributable to a higher average debt balance due to the same reasons discussed above.

Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers’ acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.

Foreign Exchange Loss

	Three months ended June 30			Six months ended June 30
($000s)	2013	2012	% Change	2013	2012	% Change
Realized
Foreign exchange loss on cross currency interest rate swaps	(1,538)	(481)	220	(2,058)	(1,311)	57
Other foreign exchange gain	416	366	14	1,014	255	298
Unrealized
Foreign exchange loss on translation of US dollar senior guaranteed notes	(34,667)	(18,422)	88	(48,903)	(10,878)	350
Other foreign exchange gain (loss)	125	(202)	(162)	(278)	67	(515)
Foreign exchange loss	(35,664)	(18,739)	90	(50,225)	(11,867)	323

The Company has senior guaranteed notes with aggregate principals of US$983.0 million and Cdn$142.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the three and six month periods ending June 30, 2013, the Company recorded an unrealized foreign exchange loss of $34.7 million and $48.9 million, respectively, on translation of US dollar senior guaranteed notes and accrued interest compared to $18.4 million and $10.9 million, respectively, in the same periods of 2012. The increased unrealized loss from the translation of the US denominated senior guaranteed notes and related accrued interest is attributable to a weaker Canadian dollar at June 30, 2013 as compared to March 31, 2013 and December 31, 2012.

During the three and six month periods ending June 30, 2013, the Company realized a foreign exchange loss of $1.5 million and $2.1 million, respectively, on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to a loss of $0.5 million and $1.3 million, respectively, in the same periods of 2012. The increase in the realized loss is primarily due to the additional CCIRS entered during 2012.

CRESCENT POINT ENERGY CORP.	8

Share-based Compensation Expense

	Three months ended June 30			Six months ended June 30
($000, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Share-based compensation costs	10,722	11,949	(10)	33,231	36,679	(9)
Capitalized	(2,615)	(4,009)	(35)	(7,811)	(11,119)	(30)
Share-based compensation expense	8,107	7,940	2	25,420	25,560	(1)
Per boe	0.76	0.90	(16)	1.19	1.50	(21)

During the three and six months ended June 30, 2013, the Company recorded share-based compensation costs of $10.7 million and $33.2 million, respectively, representing a decrease of 10 percent and 9 percent, respectively, from the same 2012 periods. These decreases are primarily due to decreases in the expense associated with base compensation restricted shares.

In the second quarter of 2013, the Company capitalized $2.6 million of share-based compensation costs, a decrease of 35 percent from $4.0 million in the same period of 2012. The Company capitalized $7.8 million of share-based compensation costs in the six months ending June 30, 2013, a decrease of 30 percent from $11.1 million in the same period of 2012. These decreases are primarily the result of the decrease in expenses associated with incentive related awards granted to employees for 2012 performance and base compensation restricted shares.

Restricted Share Bonus Plan

The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.

Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.

Under the Restricted Share Bonus Plan at June 30, 2013, the Company is authorized to issue up to 6,419,199 common shares (June 30, 2012 – 8,513,563 common shares), of which the Company had 2,816,896 restricted shares outstanding at June 30, 2013 (June 30, 2012 – 3,760,030 restricted shares outstanding).

Deferred Share Unit Plan

The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 53,148 DSUs outstanding at June 30, 2013 compared to 27,911 at June 30, 2012.

Depletion, Depreciation and Amortization

	Three months ended June 30			Six months ended June 30
($000, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Depletion and depreciation	295,447	236,952	25	581,410	475,096	22
Amortization of E&E undeveloped land (1)	69,568	60,191	16	139,035	116,822	19
Depletion, depreciation and amortization	365,015	297,143	23	720,445	591,918	22
Per boe	34.05	33.67	1	33.81	34.74	(3)

(1)	E&E is defined as exploration and evaluation.

The Company’s depletion, depreciation and amortization (“DD&A”) rate remained largely unchanged for the three and six month periods ended June 30, 2013 compared to the same 2012 periods.

Other Loss

The Company recorded other losses of $13.3 million and $9.7 million in the three and six months ended June 30, 2013, respectively, compared to other losses of $42.9 million and $46.6 million, respectively, in the same periods in 2012. The other losses in the three and six months ended June 30, 2013 are primarily comprised of net unrealized losses on long-term investments. The other losses in the three and six months ended June 30, 2012 are primarily comprised of net unrealized losses on long-term investments, partially offset by gains on asset dispositions.

Taxes

	Three months ended June 30			Six months ended June 30
($000s)	2013	2012	% Change	2013	2012	% Change
Current tax recovery	(5)	(141)	(96)	(5)	(141)	(96)
Deferred tax expense	49,404	94,563	(48)	38,907	96,077	(60)

Current Tax Recovery

In the three and six months ended June 30, 2013, the Company recorded a current tax recovery of less than $0.1 million compared to $0.1 million in the same periods in 2012. The current tax recovery in 2012 relates primarily to adjustments for business combinations completed in prior periods. Refer to the Company’s December 31, 2012 Annual Information Form for information on the Company’s expected tax horizon.

CRESCENT POINT ENERGY CORP.	9

Deferred Tax Expense

In the second quarter of 2013, the Company recorded deferred tax expense of $49.4 million compared to deferred tax expense of $94.6 million in the second quarter of 2012. The deferred tax expense recorded in the second quarter of 2013 relates primarily to the $43.7 million unrealized derivative gain and a change in the Company’s estimated future tax pool claims.  The deferred tax expense recorded in the second quarter of 2012 relates primarily to the $369.4 million unrealized derivative gain.

In the six months ended June 30, 2013, the Company recorded deferred tax expense of $38.9 million compared to $96.1 million in the same period in 2012.  The deferred tax expense recorded in 2013 relates primarily to a change in the Company’s estimated future tax pool claims partially offset by the unrealized derivative loss.  The deferred tax expense recorded in 2012 is primarily due to the $279.9 million unrealized derivative gain.

Funds Flow, Cash Flow, Operating Income and Net Income

	Three months ended June 30			Six months ended June 30
($000, except per share amounts)	2013	2012	% Change	2013	2012	% Change
Funds flow from operations	504,420	386,318	31	960,363	787,227	22
Funds flow from operations per share – diluted	1.31	1.19	10	2.51	2.53	(1)

Cash flow from operating activities	463,194	417,518	11	922,433	718,365	28
Cash flow from operating activities per share – diluted	1.20	1.29	(7)	2.41	2.31	4

Operating income	130,308	135,009	(3)	244,653	234,212	4
Operating income per share - diluted	0.34	0.42	(19)	0.64	0.75	(15)

Net income	72,332	287,430	(75)	70,720	283,542	(75)
Net income per share – diluted	0.19	0.89	(79)	0.18	0.91	(80)

Funds flow from operations increased to $504.4 million in the second quarter of 2013 from $386.3 million in the second quarter of 2012 and increased to $1.31 per share – diluted from $1.19 per share – diluted. The increase in funds flow from operations is primarily the result of the increases in production volumes and the netback. Production volumes increased due to the acquisitions completed in 2012 and the Company’s successful drilling and fracture stimulation programs. The netback increased as a result of the increase in the average selling price due to a narrower corporate oil differential, partially offset by the increase in royalties and operating and transportation expenses. Funds flow from operations per share – diluted increased in the second quarter of 2013 primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company’s Premium DividendTM and Dividend Reinvestment Plan (“DRIP”) and the August and November 2012 equity offerings.

In the six month period ending June 30, 2013, funds flow from operations increased to $960.4 million from $787.2 million in the same period in 2012 and funds flow from operations per share – diluted remained largely unchanged. The increase in funds flow from operations is primarily the result of the increase in production volumes, partially offset by the slight decrease in the netback. Production volumes increased due to the acquisitions completed in 2012 and the Company’s successful drilling and fracture stimulation programs. The netback decreased as a result of the increase in operating and transportation expenses and royalties, partially offset by the decrease in realized derivative loss. Funds flow from operations per share – diluted remained consistent with the 2012 comparable period primarily due to the reasons discussed above, offset by the impact of shares issued through the Company’s DRIP and the August and November 2012 equity offerings.

Cash flow from operating activities increased 11 percent to $463.2 million in the second quarter of 2013 compared to $417.5 million in the second quarter of 2012, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share – diluted decreased 7 percent to $1.20 per share – diluted in the second quarter of 2013 due to the impact of the changes in working capital and the impact of shares issued through the Company’s DRIP. In the six month period ending June 30, 2013, cash flow from operating activities increased 28 percent to $922.4 million for the same reasons discussed above, and cash flow from operating activities per share – diluted increased 4 percent to $2.41 per share – diluted primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company’s DRIP and the August and November 2012 equity offerings.

The Company reported operating income of $130.3 million in the second quarter of 2013 compared to $135.0 million in the second quarter of 2012, primarily as a result of the increase in funds flow from operations being more than offset by the increase in depletion expense, deferred income tax expense associated with a change in the Company’s future tax pool claims and gains on dispositions recorded in the second quarter of 2012. Operating income per share – diluted decreased 19 percent to $0.34 per share – diluted in the second quarter of 2013 primarily due to reasons discussed above and the impact of shares issued through the Company’s DRIP and the August and November 2012 equity offerings.

CRESCENT POINT ENERGY CORP.	10

Operating income for the six month period ending June 30, 2013 was $244.7 million compared to $234.2 million in the same period in 2012, primarily as a result of the increase in funds flow from operations, partially offset by the increase in depletion expense, deferred income tax expense associated with a change in the Company’s future tax pool claims and gains on dispositions recorded in the second quarter of 2012. Operating income per share – diluted decreased 15 percent to $0.64 per share – diluted in the six months ended June 30, 2013 primarily due to the impact of the shares issued through the Company’s DRIP and the August and November 2012 equity offerings more than offsetting the reasons discussed above.

The Company recorded net income of $72.3 million in the second quarter of 2013 compared to $287.4 million in the second quarter of 2012, primarily as a result of the decrease in unrealized derivative gains and increases in depletion, depreciation and amortization expense and unrealized foreign exchange loss, partially offset by the increase in funds flow from operations and the decrease in other losses and deferred tax expense.

In the six month period ending June 30, 2013, net income decreased to $70.7 million, compared to $283.5 million in 2012. The decrease in net income is largely due to the same reasons as discussed above.

As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement, and, accordingly, has fair valued its derivatives.

Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company’s cash flow and dividends over time. The Company’s commodity derivatives portfolio extends out 3½ years from the current quarter.

IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility, then the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.

Crescent Point’s underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.

The Company’s financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period’s results, while the future value of the underlying physical sales is not.

Dividends

The following table provides a reconciliation of dividends:

	Three months ended June 30			Six months ended June 30
($000, except per share amounts)	2013	2012	% Change	2013	2012	% Change
Accumulated dividends, beginning of period	3,941,837	2,953,128	33	3,673,971	2,742,571	34
Dividends declared to shareholders	267,033	225,212	19	534,899	435,769	23
Accumulated dividends, end of period	4,208,870	3,178,340	32	4,208,870	3,178,340	32

Accumulated dividends per share, beginning of period	24.00	21.24	13	23.31	20.55	13
Dividends to shareholders per share	0.69	0.69	-	1.38	1.38	-
Accumulated dividends per share, end of period	24.69	21.93	13	24.69	21.93	13

The Company maintained monthly dividends of $0.23 per share during the first half of 2013.

Dividends increased 19 percent and 23 percent in the three and six month periods ending June 30, 2013, respectively, compared to the same periods in 2012. These increases in dividends relate to an increase in the number of shares outstanding primarily due to the bought deal financings which closed in August and November 2012, the acquisition of Cutpick Energy Inc. in June 2012, and the issuance of shares to shareholders pursuant to the DRIP in lieu of cash dividends.

Crescent Point believes it is well positioned to maintain monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point’s risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.

Investments in Marketable Securities

In March 2012, the Company disposed of its investment in marketable securities for proceeds of $0.6 million, resulting in a realized gain of less than $0.1 million recognized in net income.

CRESCENT POINT ENERGY CORP.	11

Long-Term Investments

Public Companies

The Company holds common shares and common share purchase warrants in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit and loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2013, the investments are recorded at a fair value of $20.3 million which is $83.6 million less than the original cost of the investments.

Private Companies

The Company holds common shares in private oil and gas companies.  The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2013, the investments are recorded at a fair value of $55.7 million which is $11.3 million less than the original cost of the investments.

Other Long-Term Assets

At June 30, 2013, other long-term assets consist of $11.8 million of investment tax credits and $18.5 million related to the reclamation fund.

As part of Crescent Point’s ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund for future decommissioning costs and environmental emissions reduction costs. During the first half of 2013, the Company contributed $0.70 per produced boe to the fund, of which $0.40 per boe was for future decommissioning costs and $0.30 per boe was directed to environmental emissions reduction.

The reclamation fund increased by $4.9 million during the second quarter of 2013 due to contributions of $7.5 million, partially offset by expenditures of $2.6 million. The expenditures included $1.3 million related primarily to decommissioning work completed in southeast Saskatchewan and Alberta. The remaining $1.3 million related to environment emissions work completed primarily in southwest and southeast Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $70.9 million has been contributed to the reclamation fund and $52.4 million has been spent.

Related Party Transactions

All related party transactions are recorded at the exchange amount.

During the three and six months ended June 30, 2013, Crescent Point recorded $0.3 million and $0.5 million, respectively, (June 30, 2012 – $0.6 million and $1.0 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is the Company’s corporate secretary. Crescent Point also recorded $0.1 million and $0.3 million during the three and six months, respectively, ended June 30, 2013, (June 30, 2012 – less than $0.1 million and $0.3 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

Capital Expenditures

	Three months ended June 30			Six months ended June 30
($000s)	2013	2012	% Change	2013	2012	% Change
Capital acquisitions (net) (1)	30	773,364	(100)	22,145	2,079,269	(99)
Development capital expenditures	256,434	235,984	9	789,149	711,599	11
Capitalized administration (2)	4,637	3,435	35	9,416	7,202	31
Office equipment	1,643	1,153	42	1,661	1,611	3
Total	262,744	1,013,936	(74)	822,371	2,799,681	(71)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excluding transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

Capital Acquisitions

Minor Property Acquisitions and Dispositions

Crescent Point completed minor property acquisitions and dispositions during the six months ended June 30, 2013 for net consideration of $22.1 million ($22.4 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools.

Development Capital Expenditures

The Company’s development capital expenditures in the second quarter of 2013 were $256.4 million compared to $236.0 million in the second quarter of 2012. In the second quarter of 2013, 84 (56.8 net) wells were drilled with a success rate of 100 percent. The development capital for the second quarter of 2013 included $57.0 million on facilities, land and seismic.

The Company’s development capital expenditures for the six months ended June 30, 2013 were $789.1 million compared to $711.6 million in the same period in 2012. In the first half of 2013, 312 (222.1 net) wells were drilled with a success rate of 100 percent. The development capital for the first half of 2013 included $130.6 million on facilities, land and seismic.

CRESCENT POINT ENERGY CORP.	12

Crescent Point’s budgeted capital program for 2013 is approximately $1.5 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.

Goodwill

The Company’s goodwill balance as at June 30, 2013 was $251.9 million which is unchanged from December 31, 2012. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.

Decommissioning Liability

The decommissioning liability decreased by $24.8 million during the second quarter of 2013 from $530.9 million at March 31, 2013 to $506.1 million at June 30, 2013. The decrease relates to $30.3 million due to a change in discount rate estimates, $1.3 million for liabilities settled and $0.1 million as a result of net capital acquisitions, partially offset by $3.6 million in respect of drilling and $3.3 million of accretion expense.

Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	June 30, 2013	December 31, 2012
Net debt	1,825,340	1,760,324
Shares outstanding (1)	387,862,243	376,340,998
Market price at end of period (per share)	35.67	37.62
Market capitalization	13,835,046	14,157,948
Total capitalization	15,660,386	15,918,272
Net debt as a percentage of total capitalization	12	11
Annual funds flow from operations	1,774,986	1,601,850
Net debt to funds flow from operations (2)	1.0	1.1

(1)	Common shares outstanding balance at June 30, 2013 includes 1,764,806 common shares issued on July 15, 2013 pursuant to the DRIP.

(2)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

The Company’s net debt is calculated as current liabilities plus long-term debt less current assets and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes.

The Company has a syndicated credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank totaling $2.1 billion. As at June 30, 2013, the Company had approximately $480.1 million drawn on bank credit facilities, including $3.9 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.6 billion.

The Company has closed private offerings of senior guaranteed notes raising gross proceeds of US$983.0 million and Cdn$142.0 million. These notes rank pari passu with the Company’s bank credit facilities and are unsecured with original terms of maturity from 5 to 10 years. Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the amount of the US notes was fixed for purposes of interest and principal repayments at a notional amount of Cdn$953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

At June 30, 2013, Crescent Point was capitalized with 88 percent equity, compared to 89 percent at December 31, 2012. The Company’s net debt to funds flow from operations ratio at June 30, 2013 was 1.0 times, compared to 1.1 times at December 31, 2012. This decrease is largely due to the increase in funds flow from operations. Crescent Point’s target average net debt to 12 month funds flow is approximately 1.0 times.

The Company has a successful DRIP which raised $363.1 million in the first half of 2013 (year ended December 31, 2012 - $582.2 million).

Crescent Point’s development capital budget for 2013 is approximately $1.5 billion, with upwardly revised average 2013 production forecast at 117,500 boe/d.

Crescent Point’s management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2013 and beyond.

Shareholders’ Equity

At June 30, 2013, Crescent Point had 387.9 million common shares issued and outstanding compared to 376.3 million common shares at December 31, 2012. The increase of 11.6 million shares relates primarily to shares issued pursuant to the DRIP program.

CRESCENT POINT ENERGY CORP.	13

Crescent Point’s total capitalization decreased to $15.7 billion at June 30, 2013 compared to $15.9 billion at December 31, 2012, with the market value of the shares representing 88 percent of the total capitalization. The decrease in total capitalization primarily relates to the decrease in the Company’s period end share price, partially offset by the increase in shares outstanding and the increase in net debt.

Critical Accounting Estimates

There have been no changes in Crescent Point’s critical accounting estimates in the six months ended June 30, 2013. Further information on the Company’s critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2012.

Changes in Accounting Policies

Effective January 1, 2013, the Company adopted the following IFRS:

•
IFRS 7 Financial Instruments: Disclosures – IFRS 7 was amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting or similar agreements. The additional disclosures can be found in Note 20 of the interim consolidated financial statements for the period ended March 31, 2013. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 10 Consolidated Financial Statements – IFRS 10 provides guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The Company reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change to the consolidation status of its subsidiaries.

•
IFRS 11 Joint Arrangements – IFRS 11 presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The Company reviewed its joint arrangements and determined that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements. The Company’s share of the assets, liabilities, revenues and expenses are recognized in the interim consolidated financial statements.

•
IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 aggregates and amends disclosure requirements included within other standards. The standard requires an entity to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The application of IFRS 12 had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 13 Fair Value Measurement – IFRS 13 provides a single framework for measuring fair value.  The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.  The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Future Changes in Accounting Policies

In May 2013, the International Accounting Standards Board issued amendments to IAS 36, Impairment of Assets, which require retrospective application and will be adopted by the Company on January 1, 2014. The Company is currently evaluating the impact of the amendments on the Company’s consolidated financial statements. Further information on future changes in accounting policies can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2012.

CRESCENT POINT ENERGY CORP.	14

Summary of Quarterly Results

	2013		2012				2011
($000, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas sales	845,270	791,712	727,372	658,204	642,857	666,561	630,373	517,156

Average daily production
Crude oil and NGLs (bbls/d)	106,609	106,519	97,731	89,648	88,798	82,552	73,667	65,253
Natural gas (mcf/d)	67,142	66,865	61,654	59,896	49,046	46,395	45,257	42,029
Total (boe/d)	117,799	117,663	108,007	99,631	96,972	90,285	81,210	72,258

Net income (loss)	72,332	(1,612)	(95,241)	2,352	287,430	(3,888)	(86,197)	204,624
Net income (loss) per share	0.19	-	(0.26)	0.01	0.89	(0.01)	(0.30)	0.74
Net income (loss) per share – diluted	0.19	-	(0.26)	0.01	0.89	(0.01)	(0.30)	0.74

Operating income (loss)	130,308	114,345	(19,802)	89,158	135,009	99,203	114,974	71,647
Operating income (loss) per share	0.34	0.30	(0.05)	0.26	0.42	0.33	0.40	0.26
Operating income (loss) per share – diluted	0.34	0.30	(0.05)	0.26	0.42	0.33	0.40	0.26

Cash flow from operating activities	463,194	459,239	421,598	403,980	417,518	300,847	386,276	309,622
Cash flow from operating activities per share	1.21	1.21	1.17	1.19	1.30	1.02	1.35	1.12
Cash flow from operating activities per share – diluted	1.20	1.21	1.16	1.19	1.29	1.01	1.34	1.11

Funds flow from operations	504,420	455,943	430,386	384,237	386,318	400,909	381,922	303,315
Funds flow from operations per share	1.32	1.21	1.19	1.14	1.20	1.35	1.33	1.10
Funds flow from operations per share – diluted	1.31	1.20	1.18	1.13	1.19	1.34	1.32	1.09

Working capital (deficit) (1)	(227,620)	(312,777)	(287,911)	(153,348)	(73,457)	(152,674)	(129,066)	(93,240)
Total assets	12,357,474	12,425,234	12,131,634	11,256,848	11,306,482	10,428,957	8,734,446	8,542,291
Total liabilities	3,696,890	3,812,427	3,478,520	3,196,265	3,797,402	3,506,501	2,877,890	2,544,619
Net debt	1,825,340	1,957,964	1,760,324	1,453,647	2,003,711	1,572,330	1,220,144	1,072,615
Total long-term derivative liabilities	4,671	11,490	8,483	17,961	6,997	117,967	64,220	15,529

Weighted average shares – diluted (thousands)	385,084	379,647	363,358	340,483	323,782	298,666	289,255	277,864

Capital expenditures (2)	262,744	559,627	1,395,268	335,310	1,013,936	1,785,745	465,728	516,100

Dividends declared	267,033	267,866	255,621	240,010	225,212	210,557	199,869	195,021
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)	Working capital (deficit) is calculated as current assets less current liabilities, but excludes derivative asset and liability, plus long-term investment.

(2)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excluding transaction costs.

Over the past eight quarters, the Company’s oil and gas sales have generally increased due to a successful drilling program and several business combinations. Fluctuations in production, the Cdn$ WTI benchmark price and corporate oil price differentials have also contributed to the fluctuations in oil and gas sales.

Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and an impairment to property, plant and equipment recorded in the fourth quarter of 2012, along with associated fluctuations in the deferred tax expense (recovery).

Operating income has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense and an impairment to property, plant and equipment recorded in the fourth quarter of 2012, along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	15

Capital expenditures fluctuated through this period as a result of timing of acquisitions and our development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to maintain stable monthly dividends.

Internal Control Update

Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers’ Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point’s internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point’s internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in Crescent Point’s internal controls over financial reporting during the second quarter of 2013.

Outlook

Crescent Point’s upwardly revised guidance for 2013 is as follows:

Production	Prior	Revised
Oil and NGL (bbls/d)	103,500	106,667
Natural gas (mcf/d)	63,000	65,000
Total (boe/d)	114,000	117,500
Exit (boe/d)	117,000	119,000
Funds flow from operations ($000)	1,790,000	1,990,000
Funds flow per share – diluted ($)	4.63	5.15
Cash dividends per share ($)	2.76	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,288,000	1,288,000
Facilities, land and seismic ($000)	212,000	212,000
Total ($000)	1,500,000	1,500,000
Pricing
Crude oil – WTI (US$/bbl)	92.00	98.00
Crude oil – WTI (Cdn$/bbl)	93.88	101.03
Corporate oil differential (%)	14	13
Natural gas – AECO (Cdn$/mcf)	3.75	3.25
Exchange rate (US$/Cdn$)	0.98	0.97

 (1) The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

Additional information relating to Crescent Point is available on SEDAR at www.sedar.com.

CRESCENT POINT ENERGY CORP.	16

Forward-Looking Information

Certain statements contained in this management’s discussion and analysis constitute forward-looking statements and are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.

Certain statements contained in this report, including statements related to Crescent Point’s capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions in making these forward-looking statements are disclosed in this analysis under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies”, “Future Changes in Accounting Policies” and “Outlook”.

In particular, forward-looking statements include, but are not limited to:

·	Crescent Point’s 2013 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	· ·	Salt Lake City pricing environment; Anticipated future decommissioning costs;

·	Maintaining monthly dividends;	·	Expected oil price differentials in 2013;

·	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;	· ·	Anticipated taxability; and Target average net debt to 12 month funds flow of approximately 1.0 times.

All of the material assumptions underlying these statements are noted in the “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.

The following are examples of references to forward-looking information:

·	Volume and product mix of Crescent Point’s oil and gas production;	·	Future results from operations and operating metrics;

·	Future oil and gas prices in respect of Crescent Point’s commodity risk management programs;	·	Future development, exploration and other expenditures;

·	The amount and timing of future decommissioning liabilities;	·	Future costs, expenses and royalty rates;

·	Future liquidity and financial capacity;	·	Future tax rates; and

·	Future interest rates and exchange rates;	·	The Company’s tax pools.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point’s control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	17

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	18

Directors

Peter Bannister, Chairman (1) (3) (4)

Ken Cugnet (3) (4) (5)

Hugh Gillard (1) (2) (5)

Gerald Romanzin (1) (2) (3)

Scott Saxberg (4)

Greg Turnbull (2) (5)

(1) Member of the Audit Committee of the Board of Directors

(2) Member of the Compensation Committee of the Board of Directors

(3) Member of the Reserves Committee of the Board of Directors

(4) Member of the Health, Safety and Environment Committee of the Board of Directors

(5) Member of the Corporate Governance and Nominating Committee

Officers

Scott Saxberg
President and Chief Executive Officer

Greg Tisdale
Chief Financial Officer

C. Neil Smith
Chief Operating Officer

Dave Balutis
Vice President, Exploration

Brad Borggard
Vice President, Corporate Planning

Derek Christie
Vice President, Geosciences

Ryan Gritzfeldt
Vice President, Engineering East

Ken Lamont
Vice President, Finance and Treasurer

Tamara MacDonald
Vice President, Land

Trent Stangl
Vice President, Marketing and Investor Relations

Steve Toews
Vice President, Engineering West

Mark Eade
Corporate Secretary

Head Office

Suite 2800, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020

Banker

The Bank of Nova Scotia
Calgary, Alberta

Auditor

PricewaterhouseCoopers LLP
Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP
Calgary, Alberta

Evaluation Engineers

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

Registrar and Transfer Agent

Investors are encouraged to contact
Crescent Point’s Registrar and Transfer
Agent for information regarding their security holdings:

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900

Stock Exchange

Toronto Stock Exchange – TSX

Stock Symbol

CPG

Investor Contacts

Scott Saxberg
President and Chief Executive Officer
(403) 693-0020

Greg Tisdale
Chief Financial Officer
(403) 693-0020

Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	19